Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Terje Andersen, CFO, Tel.: +47 22544419

Date: 18.04.05

ORK – Restatement of accounts for 2004 on the basis of IFRS

As previously reported, the transition to IFRS will not have any significant effect on Orklas operating revenues and operating profit before amortisation of intangibles. Pre-tax profit for 2004 will improve by approximately NOK 800 million, and EPS will improve by NOK 3.80.
Book equity capital as of 31 December 2004 is NOK 5.3 billion higher, compared with reported figures.

(Full and) English version enclosed to www.newsweb.no

In its Annual Report for 2004, Orkla explained the most important changes in the Group's accounting principles following the introduction of the International Financial Reporting Standards (IFRS). For a more general and detailed description, reference is therefore made to the Annual Report for 2004. (The accounting principles from the Annual Report are enclosed).

This document describes the most important accounting consequences of the transition to IFRS. Complete restated income statements and balance sheets for 2004, including breakdowns by quarter, are also enclosed.

On the whole, as previously reported, the transition to IFRS will not have any significant effect on Group operating revenues and operating profit before amortisation of intangibles. Pre-tax profit for 2004 will improve by approximately NOK 800 million, primarily as a result of the discontinuation of linear goodwill amortisation (NOK 384 million) and the fact that the investment in Elkem in 2004 (share owned 39.8 %) is presented as an associate (NOK 404 million). Furthermore, other portfolio investments that constitute more than 20 % of the shares in a company are presented at fair value with changes in value reported in the income statement (under portfolio gains).

In general, Orkla has not used transitional rules that make it possible to revalue/write up tangible assets with the exception of financial assets, for which there are special rules, and the Group therefore largely continues to report book values.

The balance sheet is strengthened primarily because excess value in the investment portfolio is included in assets and equity capital. In future, changes in excess value for most of the portfolio will be regulated against equity capital and will not affect profit until the shares are realised or if excess value is negative.

According to IFRS, allocations for dividends will be part of equity capital until the dividend has been approved by the General Meeting, whereas they were previously presented as short-term liabilities in the balance sheet at year-end. Book equity capital will therefore be correspondingly higher under IFRS.

As a result of the restatement of accounts according to IFRS, book equity capital as of 31 December 2004 is NOK 5.3 billion higher, compared with reported figures.

Below follows a more detailed description of the most important changes consequent upon the restatement of the Group accounts for 2004 according to IFRS. Please note that IAS 39 "Financial instruments" will be implemented from 2005, so neither the opening balance on 1 January 2004 nor profit in 2004 is affected by this.

In addition to the official restatement of the accounts for 2004, we have also calculated pro forma figures for 2004 that take into account the acquisition of Elkem ASA and Chips Abp. The pro forma income statement and balance sheet are also enclosed.

In connection with the introduction of IFRS, Orkla has also looked at certain accounting matters that may affect accrual accounting between quarters and the allocation of costs to the Group administration. Although they do not affect the Group's overall results for 2004 and are not a direct consequence of the introduction of IFRS, some changes of principle have been incorporated into the restated figures for 2004. They include the expensing of accumulated holiday pay. As mentioned above, this has no effect on an annual basis, but it affects the distribution of expenses between quarters for all business areas, especially between the second and third quarters. The effect is greatest for the Media business, where the impact on quarterly profit will be as follows: First quarter: NOK -25 million, second quarter: NOK +33 million, third quarter: NOK +12 million and fourth quarter: NOK -20 million.

In the restated figures for 2004, approximately NOK 29 million in Group administration has been charged to the business areas. A corresponding reduction has been made under HQ/Unallocated. The net effect of this for the Group is zero. The costs have been evenly divided between the quarters. The distribution between business areas is as follows: Foods: NOK -11 million, Brands: NOK -5 million, Media NOK -6 million and Chemicals: NOK -7 million.

Separate pro forma figures have been calculated to show the Group results as they would have been in 2004 if Elkem and Chips had been consolidated according to the same principles as in 2005 (Elkem for the whole year and Chips from 1 March). Both Elkem and Chips have been restated according to IFRS. Preliminary excess value analyses have been carried out of both Elkem and Chips. The result of these analyses is that excess values of approximately NOK 8 billion have been capitalised as intangible assets in the form of power rights, brands and goodwill. Brands and goodwill will not be subject to ongoing amortisation, while power rights will be written down with a yearly amount of NOK 166 million over the remaining reversion period estimated to 24 years. The final excess value analysis will be completed in connection with the presentation of the annual accounts for 2005 latest. Pro forma equity capital shows a rise of more than NOK 900 million. This is because excess values are calculated on a 100 % basis, while goodwill is only calculated on the basis of the acquired shareholding (approximately 60 % in Elkem and 80 % in Chips), variance in all-inclusive income.

All factors have been calculated and described on the basis of current rules and may be subject to change if either the IFRS rules are changed or the calculations are based on different ways of interpreting the standards before yearend end 2005. The figures have not been audited.

Restatement of Orkla's accounts for 2004 on the basis of IFRS

In its Annual Report for 2004, Orkla explained the most important changes in the Group's accounting principles following the introduction of the International Financial Reporting Standards (IFRS). For a more general and detailed description, reference is therefore made to the Annual Report for 2004. (The accounting principles from the Annual Report are enclosed).

This document describes the most important accounting consequences of the transition to IFRS. Complete restated income statements and balance sheets for 2004, including breakdowns by quarter, are also enclosed.

On the whole, as previously reported, the transition to IFRS will not have any significant effect on Group operating revenues and operating profit before amortisation of intangibles. Pre-tax profit for 2004 will improve by approximately NOK 800 million, primarily as a result of the discontinuation of linear goodwill amortisation (NOK 384 million) and the fact that the investment in Elkem in 2004 (share owned 39.8 %) is presented as an associate (NOK 404 million). Furthermore, other portfolio investments that constitute more than 20 % of the shares in a company are presented at fair value with changes in value reported in the income statement (under portfolio gains).

In general, Orkla has not used transitional rules that make it possible to revalue/write up tangible assets with the exception of financial assets, for which there are special rules, and the Group therefore largely continues to report book values.

The balance sheet is strengthened primarily because excess value in the investment portfolio is included in assets and equity capital. In future, changes in excess value for most of the portfolio will be regulated against equity capital and will not affect profit until the shares are realised or if excess value is negative.

According to IFRS, allocations for dividends will be part of equity capital until the dividend has been approved by the General Meeting, whereas they were previously presented as short-term liabilities in the balance sheet at year-end. Book equity capital will therefore be correspondingly higher under IFRS.

As a result of the restatement of accounts according to IFRS, book equity capital as of 31 December 2004 is NOK 5.3 billion higher, compared with reported figures.

Below follows a more detailed description of the most important changes consequent upon the restatement of the Group accounts for 2004 according to IFRS. Please note that IAS 39 "Financial instruments" will be implemented from 2005, so neither the opening balance on 1 January 2004 nor profit in 2004 is affected by this.

In addition to the official restatement of the accounts for 2004, we have also calculated pro forma figures for 2004 that take into account the acquisition of Elkem ASA and Chips Abp. The pro forma income statement and balance sheet are also enclosed.

In connection with the introduction of IFRS, Orkla has also looked at certain accounting matters that may affect accrual accounting between quarters and the allocation of costs to the

Group administration. Although they do not affect the Group's overall results for 2004 and are not a direct consequence of the introduction of IFRS, some changes of principle have been incorporated into the restated figures for 2004. They include the expensing of accumulated holiday pay. As mentioned above, this has no effect on an annual basis, but it affects the distribution of expenses between quarters for all business areas, especially between the second and third quarters. The effect is greatest for the Media business, where the impact on quarterly profit will be as follows: First quarter: NOK -25 million, second quarter: NOK +33 million, third quarter: NOK +12 million and fourth quarter: NOK -20 million.

In the restated figures for 2004, approximately NOK 29 million in Group administration has been charged to the business areas. A corresponding reduction has been made under HQ/Unallocated. The net effect of this for the Group is zero. The costs have been evenly divided between the quarters. The distribution between business areas is as follows: Foods: NOK -11 million, Brands: NOK -5 million, Media NOK -6 million and Chemicals: NOK -7 million.

Separate pro forma figures have been calculated to show the Group results as they would have been in 2004 if Elkem and Chips had been consolidated according to the same principles as in 2005 (Elkem for the whole year and Chips from 1 March). Both Elkem and Chips have been restated according to IFRS. Preliminary excess value analyses have been carried out of both Elkem and Chips. The result of these analyses is that excess values of approximately NOK 8 billion have been capitalised as intangible assets in the form of power rights, brands and goodwill. Brands and goodwill will not be subject to ongoing amortisation, while power rights will be written down with a yearly amount of NOK 166 million over the remaining reversion period estimated to 24 years. The final excess value analysis will be completed in connection with the presentation of the annual accounts for 2005 latest. Pro forma equity capital shows a rise of more than NOK 900 million. This is because excess values are calculated on a 100 % basis, while goodwill is only calculated on the basis of the acquired shareholding (approximately 60 % in Elkem and 80 % in Chips), variance in all-inclusive income.

All factors have been calculated and described on the basis of current rules and may be subject to change if either the IFRS rules are changed or the calculations are based on different ways of interpreting the standards before yearend end 2005. The figures have not been audited.

Restatement of the balance sheet as of 1 January 2004 – opening balance IFRS.

The following shows changes in the balance sheet resulting from restatement of the accounts according to IFRS. The explanation has been divided into two parts, pure restatement issues in the first column and the changed degree of consolidation in the second. The latter is due to two factors that both arise in Orkla Media: according to IFRS, Presspublica is defined as a subsidiary and its consolidation has changed from a joint venture with a 51 % interest to a subsidiary with minority interests. The degree of consolidation for Hjemmet Mortensen has changed from 50 % to 40 %, which corresponds to Orkla's financial interest.

Amounts in NOK million

Balance sheet item	Reported 2003	Change after IFRS	Change in consolidation	IFRS figure
Intangible assets	3,728	0	-23	3,705
Long-term assets	9,662	92	65	9,819
Discontinued operations	4,949	0	0	4,949
Financial assets	2,176	2,208	-10	4,374
Inventories	2,996	0	5	3001
Receivables	4,770	0	20	4,790
Portfolio investments	11,867	-2,110	0	9,757
Cash and cash equivalents	1,276	0	36	1,312
Total assets	**41,424**	**190**	**93**	**41,407**
Equity capital	13,579	5,844	0	19,423
Minorities	247		173	420
Provisions	1,516	328	-3	1,841
Interest-bearing long	13,038	-992		12,046
Interest-bearing short	1,261	992	1	2,254
Other short-term liabilities	11,783	-5,982	-78	5,723
Total liabilities and equity	**41,424**	**190**	**93**	**41,707**

1 January 2004	Explanation (largest items)	Amount in NOK million
ASSETS		
Long-term assets	According to Norwegian accounting practice, expenses in connection with financing major new assets were capitalised. Under IFRS, these expenses can be charged against income. The reduction in capitalised financing expenses amounts to: Under IFRS, forest properties (that means not property/land) are classified as a "biological asset" and must be recognised at fair value in the income statement. The excess value of forest properties is presented with other forest values under long-term assets. The excess value of forest properties amounts to:	-46 +138
Financial assets	Under IFRS, portfolio investments that represent a shareholding of more than 20 % are defined as "associates". Orkla has chosen to recognise major associates according to the equity method, while smaller associates are recognised at fair value and any changes in value are reported in the income statement. In this connection, major associates means Elkem. As a result of the restatement, the portfolio value plus the difference between book value and the share of equity in Elkem are recognised under "Financial assets" and total: Unamortised variances in pension estimates according to Norwegian accounting practice to be set at zero as a result of the IFRS transitional rules. At the same time, the basis for pension calculations has changed, since the discount rate is now set at the government bond rate. This means that net present value of pension liabilities have increased. All in all, as a result of these changes, the value of pension funds presented under "Financial assets" has been reduced by (see also the explanation of "Provisions"):	+2,369 -161
Portfolio shares	As a result of the changed rules for associates, Elkem has been transferred to "Financial assets". The book value of Elkem that has been transferred amounts to: Minor associates are recognised at fair value. As of 31 December 2003, these minor associates that were a part of the portfolio regarding earlier practise, had shortfalls. As a result of this, the book value of the portfolio is reduced by:	-1,863 -247
LIABILITIES		

1 January 2004	Explanation (largest items)	Amount in NOK million
Provisions	As a result of the change on the asset side, deferred tax must be adjusted. At the same time, as mentioned above, the pension liability increases because the unamortisesed variances in pension estimates are set at zero and the discount rate is reduced (both deferred tax effect). In addition, the effect of it no longer being permitted to discount deferred tax in connection with acquisitions has been reversed (NOK 99 million) against equity capital. All in all, "Provisions" have increased by:	+328
Interest-bearing liabilities	Under IFRS, the first year's repayment must be presented as a short-term liability. This entails a movement between short-term and long-term interest-bearing liabilities amounting to:	+/-992
Short-term liabilities	Under IFRS, dividends are not a liability until they have been approved by the General Meeting. Dividends have therefore been transferred back to equity capital as of 31 December (Dividend Orkla ASA NOK – 5,972 million): Including various minor changes, the total will be:	-5,982
	See changes in equity under balance sheet.	

Restatement of income statement for 2004

In the same way as for the balance sheet, changes in income statement includes both pure restatement issues and changes in degree of consolidation of Presspublica and Hjemmet Mortensen.

Amounts in NOK million

Profit and loss	Reported 2004	Change after IFRS	Change in consolidation	IFRS figures 2004
Operating revenues	32,056	-2	72	32,126
Operating expences	-28,129	2	-79	-28,206
Ordinary depreciations and write downs	-1200	24	-6	-1,182
Operating profit before intangibles and ORE	2,727	24	-13	2,738
Ordinary depreciations and write-downs intangibles	-391	384		-7
Other income and expenses	-655	-35		-690

Profit and loss	Reported 2004	Change after IFRS	Change in consolidation	IFRS figures 2004
Operating profit	1,681	373	-13	2,041
Profit from accociates	159	433		592
Dividends	698	-147		551
Portfolio gains	627	123		750
Finacial items, net	-178	-15	36	-157
Ordinary profit before tax	2,987	767	23	3,777
Minority interests	48	0	23	71

Income statement 2004	Explanation (largest items)	Amount in NOK million
Operating revenues	Operating revenues are only affected by reversal of a minor gain of sales.	-2
Operating expenses	Operating expenses decreases as a net of change in pensions, options and expensing of minor provisions, which were included in the excess value analysis according to good Norwegian accounting practice, makes a slight positive contribution.	+2
	Changes have been made in the way holiday pay and Group administration costs are recognised over the year. None of them have any effect on the total annual figures. Holiday pay will change accrual accounting between quarters for all segments, while the change in Group administration costs will move profit between HQ/Unallocated and the business areas. An additional cost of NOK 29 million has been divided between the business areas.	No annual effect!
Depreciation and write-downs	Depreciation is reduced because greater account is taken of scrap value. This amounts to a total of:	+24
Goodwill amortisation	All goodwill amortisation in 2004 has been reversed. The remaining profit element after restatement is linked to minor goodwill write-down carried out in the fourth quarter of 2004 and to the amortisation of new, time-limited intangible assets in Chemicals. The total effect of restatement on goodwill is:	+384
Other revenues and expenses	When Bakehuset was acquired, account was taken in the excess value analysis of a provision of NOK 35 million for restructuring costs. Under IFRS, this type of provision cannot be included in the excess value analysis and must be expensed directly:	-35

Income statement 2004	Explanation (largest items)	Amount in NOK million
Profit from associates	Profit from associates increases with the share of profit in Elkem and with the reversal of goodwill amortisation both at Orkla level and underlying in other associates. The effect of Elkem is NOK 404 million, while the total effect on the associates line is:	+433
Dividends	Dividends are reduced as a result of reporting Elkem as an associate. Dividends received from Elkem amounted to:	-147
Portfolio gains	The line "Portfolio gains" has been adjusted to reflect the change in fair value of minor associates in the income statement (see above):	+123
Financial items, net	Financial items, net, are affected by the reversal of capitalised financing expenses: In addition the different consolidation of Orkla's interest in Hjemmet Mortensen. Legally and contractually, Orkla's interest in Hjemmet Mortensen is 50 %, while its underlying financial interest represents 40 %. Orkla's interest was formerly consolidated on the basis of the legal interest, while the difference in relation to the financial interest was adjusted through a profit-based financial expense. Under IFRS, Hjemmet Mortensen is consolidated on the basis of the financial interest (40 %), and the above adjustment is no longer made. All in all, the change will therefore not have a net effect on profit before tax.	-15 +36

Restatement of balance sheet at 31 December 2004

Amounts in NOK million

Balance sheet	Reported 2004	Change after IFRS	Change in consolidation	IFRS figures 2004
Intangible assets	3,647	384	-26	4,005
Long-term assets	9,086	107	82	9,275
Financial assets	6,635	2,490	-31	9,094
Inventories	2,869	0	6	2,875
Receivables	4,449	296	24	4,769
Portfolio investments	12,837	333	0	13,170
Cash and cash equivalents	2,232	0	76	2,308
Total assets	**41,755**	**3,610**	**131**	**45,496**
Equity capital	26,075	5,126	0	31,201
Minorities	229		219	448
Provisions	1,657	387	-1	2,043
Interest-bearing long	5,372	-1,126		4,246
Interest-bearing short	199	1,126	1	1,326
Other short-term liabilities	8,223	-1,903	-88	6,232
Total liabilities and equity	**41,755**	**3,610**	**131**	**45,496**

Balance sheet as of 31 December 2004

	Explanation (largest items)	Amount in NOK million
ASSETS		
Intangible assets	Intangible assets are higher due to the reversal of goodwill amortisation	+384
Long-term assets	Long-term assets are affected in the same way as at 31 December 2003. Capitalised financing expenses are reversed and the excess value of forest properties is added to the value of other forest properties.	+107

Financial assets	The increase is largely due to the value of Elkem as associate and the reduction of pensions. Associates increase due to reversal of goodwill amortisation (Jotun, Chips and associates in Orkla Media).	+2,627 -166 +29
Short-term receivables	IAS 39 financial instruments will be implemented as from 1 January 2005. This means that the Group must include hedge contracts. In total, unrealised gains on hedge contracts are recognised as other short-term receivables (offset under equity capital).	+296
Portfolio investments	Again as a result of IAS 39, Orkla must recognise portfolio at fair value in the balance sheet. Orkla has classified the portfolio as "available for sale", whereby changes in fair value are recognised directly against equity capital and therefore do <u>not</u> affect profit. The excess value of the share portfolio has been recognised under portfolio investments at a value of: As mentioned before, Elkem has now been recognised as an associate and shortfalls linked to minor associates have been set at fair value. The total effect on portfolio investments is:	+2,319 -1,985
LIABILITIES		
Provisions	Provisions increase with deferred tax and changes on assets, and with pensions, see explanation above. In total, this means a change of:	+387
Other short-term liabilities	Other short-term liabilities have been adjusted because the dividend for the year has been reversed and unrealised hedged currency losses according to IAS 39 must be recognised in the balance sheet. This reduces other short-term liabilities by:	-1,903
	See changes in equity under balance sheet.	

Enclosure: Accounting principles for 2004

Accounting principles

The Group financial statements for 2004 and comparative figures have been prepared in full compliance with the Norwegian Accounting Act and Norwegian GAAP. All amounts are in NOK million unless otherwise stated.

Orkla Beverages, which was a separate business segment, was sold in early 2004. Orkla Beverages is therefore not included in the comparative figures, and the beverages business is presented on a separate line in both the income statement and the balance sheet. The gain realised on the sale of the business is shown on the same line as "discontinued operations" (2004). In the cash flow statement, the beverages business has been removed as of 1 January 2002, so that the change presented in net interestbearing liabilities only applies to continuing business (see note 24).

The information above the income statement, balance sheet, cash flow statement and notes has been inserted to provide a more detailed explanation of the various presentations.

From 2005 Orkla is required to prepare its financial statements in accordance with International Financial Reporting Standards (IFRS). The explanation of accounting principles covers both the current Norwegian principles and the changes resulting from the transition to IFRS.

Comments relating to IFRS are shown in italics.

Principles for preparation of consolidated financial statements

The consolidated financial statements must show the overall financial result and the overall financial position when the parent company Orkla ASA and its controlling interests in other companies are presented as a single economic entity. Companies in which the Group has sole controlling influence (subsidiaries) are consolidated 100 %, line by line, in the consolidated financial statements. Minority interests' share of profit/loss after tax and their share of equity are presented on separate lines. In companies in which the Group together with others has controlling influence (joint ventures), the Group's interest is consolidated line by line in the financial statements using the proportionate consolidation method. Interests in companies in which the Group has significant influence (associates) are valued using the equity method and the Group's share of the profit/loss after tax from and equity in the associate is presented on a single line in the consolidated income statement and balance sheet respectively. Other financial investments are presented at their cost to the Group using the cost method.

Under IFRS, the consolidation technique will largely be the same, but other financial investments will be treated as "available for sale" and presented at fair value with changes in value reported directly in equity. The criteria for presenting companies in which the Group owns more than a 20 % interest either as an associate or at fair value in the income statement will be more stringent.

In connection with the acquisition of a subsidiary, the establishment of a joint venture and the acquisition of significant influence in an associate, an excess value analysis is uniformly carried out. The difference between the cost of the shares and the Group's share of equity is primarily allocated to the Group's tangible assets (or liabilities incurred) whose value differs

from the values recognised in the balance sheet. Any residual value is classified as "goodwill".

Under IFRS, the allocation of value in the excess value analysis will have to be changed and the identification of intangible assets in particular at fair value will be clearer. Goodwill will still be a residual value, but will be relatively lower than before.

Investments in foreign companies are considered to be independent entities and are translated using the exchange rate at 31 December for the balance sheet and monthly average exchange rates for the income statement. Currency translation differences are charged directly to equity.

The translation process under IFRS will essentially remain the same.

Accrual, classification and valuation principles

In accordance with Norwegian GAAP, the financial statements are based on the transaction, earned income, matching, prudence and all-inclusive income principles. Account is taken of hedging. In case of uncertainty, the best estimate is used. The financial statements are prepared in accordance with uniform principles that are applied consistently over time. The statements are based on the going concern assumption.

When the transition is made to IFRS, the financial statements will be more balance sheet oriented, and the Norwegian matching model will no longer be used. IFRS-compliant financial statements must be prepared and presented in accordance with the principle of accrual accounting and the going concern assumption, and must satisfy the requirements of understandability, relevance and reliability, and all measurement must be based on a cost-benefit analysis. Assets and liabilities must be defined and items that do not satisfy these definitions cannot be recognised. The concept of fair value will be used more extensively, and the question of whether changes in value are to be presented in the income statement or only directly in the balance sheet will largely be determined by choices that must be made by the financial statement preparer.

Classification of items in the financial statements is based on a definition of all assets relating to the commodity cycle, receivables due within one year and "assets not intended to be permanently retained or used in the business" as short-term assets. Other assets are fixed assets. The distinction between short-term and long-term liabilities is drawn at one year prior to the maturity date.

Under IFRS, the specifications of the structure and content of financial statements are more flexible and the criteria are less stringent. The terms "short-term and fixed assets" will be replaced by "current and noncurrent assets", and the distinguishing criterion of one year to maturity will continue to apply under IFRS.

Operating revenues are presented after deducting discounts, VAT and other official charges.

Revenues generated by the sale of goods are recognised in the income statement at the time of delivery. Services are recognised as and when they are performed. The proportion of sales revenues related to the future performance of services is entered in the balance sheet as unearned income at the time of sale, and subsequently recognised in the income statement as and when the services are provided.

Orkla does not expect any material changes in the definitions of operating revenues and the principles governing the recognition of revenues as a result of the transition to IFRS.

Short-term assets and fixed assets will be valued in accordance with the general rules of valuation set out in the Norwegian Accounting Act, unless otherwise stated. Write-downs of fixed assets are valued in accordance with a preliminary Norwegian accounting standard. This means that if there is an indication of a decline in value, a valuation is carried out of the recoverable amount of the fixed assets. If the recoverable amount is lower than the book value, the asset is written down. The write-down may be reversed (does not apply to goodwill) if the reasons for the write-down no longer exist. Investments in associates are valued in accordance with the equity method (see above).

The terms used under IFRS will be different and there are no "general valuation rules". The valuation of items is largely prescribed by individual standards. Write-downs in accordance with Norwegian GAAP are largely in line with IFRS. Regardless of indications of impairment, goodwill and intangible assets with an "indefinite lifetime" must be tested for impairment once a year.

Trade receivables are valued at fair value at 31 December. Provisions have been made for bad debts.

Under IFRS, trade receivables are regarded as financial instruments and must be accounted for in accordance with the rules of IAS 39. According to the IFRS definition of a liability, it is not permitted to make standard provisions, based on past experience, for losses on receivables. An event must have occurred which causes a loss, as a result of which the receivables can no longer be recognised at their full value. In Orkla's approach, the fact that receivables have fallen due will constitute such an event.

Inventories of materials are valued at the lower of cost or fair value based on the FIFO principle. Finished goods and work in progress are valued at production cost. A deduction is made for obsolescence.

There is no material difference between Norwegian GAAP and IFRS as regards the accounting treatment of inventories handled by the Orkla Group.

Shares and other investments which represent financial investments, separate from the Group's strategic industrial interests, are classified as short-term assets and valued using the portfolio principle. The portfolio is managed as a whole and its value is adjusted if the aggregated holdings have a lower value than the original cost. The book value and market value of the largest shareholdings of listed securities are specified in note 9. The market value of unlisted investments has been fixed at cost price unless there is information that justifies a different value.

Individual investments in the portfolio which have incurred a decline in value which is other than temporary are written down. In view of Orkla ASA's investment strategy, the securities portfolio does not satisfy the criteria for using the market value principle pursuant to section 5–8 of the Accounting Act. The investments are undertaken for financial reasons, without necessarily exploiting short-term fluctuations in the market. Long-term shareholdings and other interests which are not treated as investments in associates are reported using the cost

method. Under this method, shares and other interests are recognised in the balance sheet at cost and cash payments received are treated as dividends.

Under IFRS, shareholdings and financial interests that constitute less than 20 % of the shares in a company will still be regarded as "short-term" assets, but will be valued at fair value. Any changes in value will be reported directly in equity. Shareholdings which constitute more than 20 % of the shares in a company will either be presented as associates (significant) or at fair value with changes in value reported in the income statement (less significant). For other shareholdings, the portfolio principle will no longer apply and if a shareholding has a significant or prolongd decline in value, it will have to be written down in the income statement to fair value. The write-down cannot be reversed in the income statement until the shares have been sold. Shares of a long-term nature which are not an investment in an associate are presented at fair value with changes in value reported directly in equity ("available for sale").

Tangible assets are recognised in the balance sheet and depreciated if they are material and have a useful economic life in excess of three years. Maintenance of tangible assets is reported as operating costs, which are expensed as incurred, while expenditure on additions or improvements is added to the cost price of the assets and depreciated in step with the assets. Asset replacements are reported in the balance sheet. Excess values arising from acquisitions of new companies are allocated in the consolidated financial statements directly to the relevant business assets and depreciated accordingly.

Under IFRS, the accounting treatment of tangible assets will differ somewhat from Norwegian GAAP and factors such as the greater degree of decomposition of the business asset at the time of acquisition and greater emphasis on residual value may result in changes in annual depreciation. The amounts depreciated will most probably be lower. This largely applies to buildings, where the residual value, particularly of administration buildings, will play a role and will reduce depreciable amounts.

Intangible assets are identifiable intangible assets and goodwill. Expenses relating to internally generated intangible assets such as new brands, etc. are expensed directly since the future financial benefits to the company cannot be identified and shown to be probable with any degree of certainty at the time of the brand is launched. The costs of intangible assets taken over by the company through acquisitions are not normally recognised in the balance sheet as a separate asset, because the acquisition cost of such assets cannot be separated from the total cost and measured reliably. The cost of such assets will therefore be recognised in the form of goodwill. Balance sheet items relating to internally generated or specially adapted computer programmes are presented as intangible assets.

Under IFRS, costs relating to such internally generated intangible assets will also have to be expensed as incurred. However, the requirement for identification of costs relating to intangible assets taken over by the company through acquisitions is far more clearly defined under IFRS, and the "probability requirement" will always apply to such acquisitions. In particular, it is expected that acquisitions in the branded consumer goods business will result in brands being identified as part of the excess value analysis. Whether or not brands are to be depreciated is determined by whether or not they have an "indefinite useful life". Orkla has drawn up its own guidelines and as a basic rule of thumb, well-established brands that are acquired will be valued at 2.5–5 % of discounted future sales. On the same basis, less established brands will be valued at 1–2.5 %, while uncertain brands will be valued at zero.

Brands that have existed for more than five years and are still displaying healthy growth have an "indefinite useful life" and are not depreciated. Other identified brands will be depreciated over a period of 5–10 years. Few other intangible assets are expected to be identified, but if they are recognised in the balance sheet, they will be depreciated over their useful economic life. Intangible assets with an "indefinite useful life" must undergo an annual impairment test to ensure that their value is intact. Other conceivable examples of intangible assets include contracts, customer lists, etc. Internally generated or specially adapted computer programmes will still be recognised in the balance sheet as intangible assets.

Research and development (R&D) costs are expensed as incurred. These costs are incurred by the Group in conducting research and development and studies of existing or new products, production processes, etc. in order to secure future earnings. The concept includes payroll expenses. See note 19.

The IFRS criteria for capitalising R&D costs are very strict and research can never be recognised in the balance sheet. If development expenses satisfy the criteria for capitalisation, they will have to be presented in the balance sheet.

Goodwill is the difference between the consideration paid for an acquired enterprise and its value recognised in the balance sheet after having assigned the excess/deficit value to tangible assets. The term "goodwill" therefore covers elements of intangible assets such as brands, etc. as well as elements of items such as synergies and future earning potential. Goodwill in the balance sheet derives solely from acquisitions. Goodwill is amortised over the asset's estimated useful life, in accordance with calculations made at the time of purchase and depending on its constituent elements, but never over more than 20 years. Goodwill relating to new acquisitions is explained in note 20.

Under IFRS, the definition on which the valuation of goodwill is based will be different from the one that has been applied by Orkla. Goodwill will remain a residual item, but will cover far less since more of the purchase price will be allocated directly to other intangible assets. Furthermore, goodwill will no longer be amortised, which means that over time the nature of goodwill will change from purchased to internally generated, if its value can be justified. Goodwill will also have to be tested annually for impairment. In accordance with the IFRS transitional provisions, historical goodwill (value at 31 December 2003) will remain in the balance sheet.

Pensions. Pensions costs are accounted for in accordance with the Norwegian accounting standard on pension costs. Pension costs and liabilities for defined benefit plans are calculated on the basis of linear accumulation using assumptions for discount rates, future salary adjustments, pensions and benefits from National Insurance, future return on pension assets and actuarial assumptions regarding mortality rate, voluntary exits, etc. Pension assets are measured at fair value and deducted from net pension liabilities in the balance sheet. Any over-financing is capitalised to the extent it is likely that the over-financing may be utilised or repaid. Changes in the pension liability due to changes in pension plans are distributed over the estimated average remaining accumulation period. Changes in pension assets and liabilities due to changes in and variances from the calculation assumptions (estimate changes) are distributed over the estimated average remaining accumulation period for the part of the variances that exceeds 10 % of the gross pension liability (or pension assets if greater). The treatment of unamortised variances and defined contribution plans is disclosed in note 3.

Under IFRS, pensions are accounted for in accordance with IAS 19, which differs from the Norwegian accounting standard on pension costs on the following points of significance for Orkla:

- *The discount rate must be set close to the market-based rate in effect at the balance sheet date; this will result in more frequent changes in this assumption. In Norway in autumn 2004, it was recommended that the interest rate should reflect the interest rate on government bonds because there is no functioning market for corporate bonds in Norway like those found in larger countries.*
- *For the time being, a corridor approach for variance from estimates is permitted under the current IAS 19. However, in accordance with the transitional IFRS rule, unamortised variances as of 1 January 2004 will be charged against equity before new comparative figures are prepared for 2004.*
- *Any variance from plans must be expensed immediately in the case of changes corresponding to an immediate paid-up policy entitlement; in other cases the variance should be treated on an accrual basis until such entitlement has accumulated. Most of the plan variances at Orkla are of the first type, but have previously been accounted for on an accrual basis. Accumulated variances will thus be charged against equity at 1 January 2004.*

Foreign currency translation. The accounting treatment of foreign currency in the Group differs for hedged and unhedged items. "Hedged" means that the financial effect of fluctuations in the relevant currency has largely been eliminated. Balance sheet items which hedge each other are presented at the exchange rate on the balance sheet date, while balance sheet items which are hedged by off-balance sheet financial instruments are presented using the hedge rate. Hedging transactions undertaken to hedge contractual cash flows are valued together with these cash flows, and unrealised gain/loss is not recognised. In the case of hedging transactions covering non-contractual cash flows, unrealised losses are expensed under the caption "Financial items" and are reclassified and recorded at fair value as operating items at maturity. Other foreign currency items are presented at the current rate of exchange and any profit or loss is recognised in the income statement.

The effect of currency fluctuations on liabilities that hedge net investments in foreign subsidiaries is reversed at Group level and posted against translation differences under equity.

Portfolio investments are hedged against currency exposure. The hedging effects are recognised in the balance sheet as they arise and are reversed in step with changes in share prices, exchange rates, the recognition of realised gains and losses in the income statement, and any write-down of the portfolio.

Transactions in foreign currency are reported at the current rate of exchange on the transaction date, while cash items in foreign currency are presented at the rate of exchange on the balance sheet date, and any profit or loss is recognised in the income statement.

Under IFRS, all derivatives must be presented at fair value in the balance sheet. As a general rule, changes in the fair value in the period must be recognised in the income statement as they occur. In the case of hedged cash items, the effect of currency fluctuation on the hedge will offset the gain/loss on the cash item reported in the income statement.

In cases where currency hedges satisfy the strict IFRS criteria for hedge accounting, any change in fair value in the period may be temporarily charged against equity when the hedge in question is a cash flow hedge or currency hedge of a net investment. As under Norwegian GAAP, hedge accounting will make it possible to recognise any gain or loss relating to the currency hedge in the income statement in the same period as the hedged item.

In the case of fair value hedges of currency risk relating to assets and liabilities, the value of which is measured in foreign currency but which are accounted for in local currency (e.g. portfolio investments), changes in the exchange rate of the hedged item may be recognised in the income statement when the hedge qualifies for hedge accounting, so as to offset the effect of the hedge and the hedged item on profit or loss.

Interest. Interest-bearing instruments are reported on an accrual basis in the same way as interest on interest-bearing liabilities and receivables. Unrealised gain/loss on fixed interest positions related to interest-bearing balance sheet items is not recognised.

Interest rate derivatives are recognised in the balance sheet at fair value and, under IFRS, changes in fair value in the period will be reported in the income statement unless hedge accounting is used. In the case of hedges of floating interest rate loans, changes in the interest rate derivative's fair value are reported temporarily in equity. In the case of hedges of fixed interest rate loans, both changes in the fair value of the loan and changes in the fair value of the interest rate hedge are recognised.

Financial agreements concerning future purchases or sales of electric power that hedge future production are recognised along with the hedged item. Unrealised gain or loss on financial agreements on future purchases of power that do not constitute hedging is recognised in the income statement.

Trading in soya beans, soya meal and soya oil contracts securing the price margin on inventories of soya beans and the processed products soya meal and soya oil, is valued as hedging contracts. Unrealised loss on unhedged contracts is recognised in the income statement.

Taxes. The tax charge is based on the financial result and consists of the aggregate of taxes payable and changes in deferred tax. Deferred tax in the balance sheet is calculated at the nominal tax rate based on timing differences arising between accounting and tax values. Deferred tax on acquisitions is computed at present value.

Under IFRS, deferred tax/tax advantages relating to acquisitions must be measured at nominal value. Discounting is no longer permitted. Previously discounted deferred tax must be restated at nominal value when the IFRS are introduced. If an entity has a deferred tax advantage, consideration must be given to whether it can justifiably be capitalised. This requires either that there are known excess values that will generate taxable income when realised or that, based on past history or budgets, the enterprise can be expected to make a taxable profit.

Contingent liabilities (provisions). Accounting for provisions is in accordance with NAS 13 on provisions, "Contingent liabilities and contingent assets". Provisions are made whenever a decision is adopted to implement measures (restructuring) leading to substantial changes in

the scope of Orkla's business operations or the way in which they are run. Such provisions are made on the basis of the best estimate of the expenses that are expected to accrue.

Contingent liabilities will be recognised in the financial statements if there is more than a 50 % probability that they will be utilised for settlement. The best estimate is used for calculating the settlement value. Other material matters are commented on in note 12.

The criteria for making provisions for contingent liabilities are stricter under IFRS. There are certain rules in Norwegian GAAP that are not accepted under IFRS, such as the rule regarding the right to include the effect of anticipated sales in relation to the restructuring plan when calculating a provision. Moreover, it will not be possible under IFRS to make provisions for restructuring in connection with an acquisition, unless the restructuring had already begun in the acquired company.

Share-based remuneration. The Group has share option and share savings programmes for employees. Insofar as the options or shares are issued at less than market value, the difference between the market value of the shares and the issue price is recognised as a payroll expense.

A provision has been made for employer's national insurance contributions on share option programmes, related to the difference between the issue price and the market price of the share at year-end, based on the period over which the programmes will run.

Under IFRS, options awarded must be recognised at fair value on the date of issue and accounted for on an accrual basis over the vesting period. The employer's national insurance contributions will still be related directly to changes in the fair value of the underlying share.

Transition to IAS/IFRS

General comments on conversion to IFRS

Like all other listed companies in or affiliated with the EU, Orkla must prepare and present its financial statements in accordance with International Financial Reporting Standards (IFRS) as from 2005. The first time Orkla will present its financial statements in accordance with the new accounting standards will be for the first quarter of 2005.

The financial statements for 2004 have been prepared and presented in accordance with current Norwegian accounting rules. However, for the purposes of comparison, the figures for 2004 will be restated in accordance with IFRS (which require only one year of comparative figures for 2005), and all interim financial reporting in 2005 will show comparative figures for 2004 based on the same accounting principles (IFRS). The restated figures for 2004, broken down by quarter, will be published in reasonable time before the results for the first quarter of 2005 are announced (on 28 April 2005).

Accounting consequences of the transition to IFRS

General consequences
Although the main elements of IFRS have been approved, there are still certain areas and details that have yet to be finally clarified. There are therefore likely to be continuous updating, adjustments and interpretations that may affect Orkla's accounting practice in the future. The fact that the IFRS that apply on 31 December 2005 must also form the basis for

actual figures for 2005 and comparative figures for 2004 poses a particular challenge. At worst, this could mean that figures already reported must be changed.

Based on what we know today, a general account is given below of the most important changes in Orkla's accounting practices as a result of the transition to IFRS. On the whole, the financial statements will be more volatile and both the income statement and the balance sheet may be more affected by non-recurring items and short-term fluctuations.

Operating profit before goodwill amortisation

Orkla's industrial operations are basically uncomplicated from an accounting standpoint, and only minor changes in the Group's operating profit before goodwill amortisation are expected as a result of the transition to IFRS. The most important matters are commented on below. All in all, the effects are expected to be relatively neutral.

Options

The cost of options for senior staff members must be expensed on the basis of the estimated fair value at the date of issue and accounted for on an accrual basis over the vesting period. Furthermore, as is the case today, employer's national insurance contributions will accrue on any gain the employee may realise, and these contributions will be recognised on an ongoing basis in step with changes in the fair value of the underlying shares.

The valuation of the option will depend on both the model and the assumptions chosen. It must be expected that it will take some time before a fixed practice in this field is established in the market. A standard model for valuing options (Black & Scholes) has been adopted and relatively standard assumptions have been incorporated.

Ordinary depreciation

The depreciation of tangible assets (particularly buildings) may differ from the practice under the current Norwegian rules. Firstly, the new rules require that the depreciated item be decomposed to a greater degree. Secondly, the residual value will be a more important factor in the calculation than under the current rules. For buildings, therefore, the amount to be depreciated may differ from the current "reduction to zero" depreciation. This may be counteracted by the decomposition effect whereby a building may to a greater degree be divided up into its constituent elements, i.e. the building, ventilation, lifts, etc., which have different depreciation periods. All in all, the total costs related to buildings should be lower under IFRS than under the current Norwegian rules, but the impact on the financial statements will hardly be significant.

Hedge accounting

Requirements relating to hedge accounting for foreign currency cash flows will be stricter and the documentation of the hedge ratio and measurement of hedging efficiency will be a more comprehensive, labour-intensive process than before. Orkla aim to adapt routines and documentation to meet these requirements and the effect on the income statement will therefore remain the same. However, the balance sheet and the statement of changes in equity will be subject to major short-term fluctuations.

Pensions

Unamortised variances at 1 January 2004 will be "set at zero" and charged against equity. Any new variances can in principle be treated in the same way under IFRS as before, with a corridor and depreciation of excess amounts over a defined number of years. The discount

rate will be linked to the government bond rate at year-end and not, as before, to an anticipated long-term corporate bond yield. This may lead to higher expenses. However, when the transition is made to defined contribution pension plans in Norway as from 2004, the number of defined benefit pension plans will be significantly reduced.

Business combination and the accounting treatment of excess value and goodwill

Historical goodwill

Under IFRS goodwill will no longer be subject to ordinary depreciation. In 2004, this amounted to NOK 391 million. Goodwill will have to be written down when its value can no longer be justified on the basis of an annual impairment test. However, it has also previously been the practice to measure goodwill. At year-end 2003, book goodwill amounted to NOK 3,136 million.

Accounting treatment of excess value and goodwill in connection with new acquisitions

All new business consolidations (as from 2004) will be defined as "acquisitions" and are to be recognised at fair value. The requirement as regards the identification of other intangible assets will be stricter than under the current rules and goodwill in future acquisitions will thus have a relatively lower value and will in part be replaced by brands and possibly other intangible assets. Brands (including newspaper master heads) with an "indefinite useful life" may not be depreciated, while other brands and intangible assets must be depreciated. The depreciation period for depreciable intangible assets will probably be shorter than the current depreciation period for goodwill. For acquisitions made after 1 January 2004, excess value may still be depreciated, but the totality of such depreciation is expected to be lower than under the current practice for the treatment of goodwill, and the way figures are presented in the income statement may differ from current practice. "Operating profit before goodwill amortisation" may be reduced by the depreciation of intangible assets.

It will no longer be possible to make provisions for restructuring in the acquired company; such provisions may only be made in cases where the restructuring had already begun. This will probably result in such costs being expensed directly at the time of the acquisition.

The Financial Investments division

The share portfolio

Portfolio shareholdings that constitute more than 20 % of the shares in a company are either to be presented as an associate or at fair value with changes in value reported in the income statement. As a practical adaptation to this rule, Orkla will present substantial investments in this category as associates, while less substantial investments will be presented at fair value with changes in value reported in the income statement. Thus Elkem will be presented as an associate and Orkla's relative share of equity as of 1 January 2004 will be included in the balance sheet. The revenues recognised from the investment in Elkem will therefore increase somewhat and will improve pre-tax profit since Orkla's share of profit from Elkem is expected to exceed the dividends received. Elkem will be consolidated as from 1 January 2005.

The share portfolio will otherwise be presented at fair value in the balance sheet, as a result of which book equity will increase by the amount of unrealised gains.

The portfolio will basically be classified as "available for sale". As a general rule, changes in market value will temporarily be recognised in equity, while profit will not be affected until the shares are sold. If the value of individual shares falls to lower than their book value (cost), these shares may no longer be valued in accordance with a portfolio principle and must be written down individually if the decline in value is considered to be significant or prolongd. The write-down may not be reversed in the income statement if the value subsequently increases. The increase in value will therefore not have an impact on profit until the shares are divested (larger gain).

When the transition is made to IFRS, shareholdings with an unrealised capital loss and where the decline in value is significant or prolongd will be written down so that their book value is equal to their market value.

To sum up, equity capital will initially increase as a result of the transition to IFRS, but will subsequently fluctuate with changes in market value, while the effect will primarily be recognised in the income statement when the portfolio shares are sold, as is the case at present. However, the requirement regarding the write-down of individual shares will entail a risk of substantially higher volatility, especially in falling markets.

Forest properties

Forest properties are classified as a biological asset and must be recognised at fair value in the income statement. The excess value of Orkla's forest properties will increase equity capital. The annual change in fair value (new growth) will probably not differ much from the harvest that has been reported in the income statement in the past few years. The forest property will be recognised in the balance sheet at cost.

Other matters

IFRS requirements regarding the structure and content of financial statements are relatively general and flexible. It must be expected that standards will be established in the market, possibly adapted to individual industries. Orkla will most probably adopt a chart of accounts grouped by function for the income statement, while the balance sheet will largely be maintained in its current form. In Orkla's view, the cash flow statement prescribed by IFRS does not show key items such as cash flow from operating activities or expansion investments. Orkla will try to establish a cash flow statement that complies with IFRS while retaining the terms currently used.

Orkla's segment reporting is considered to be in line with IFRS requirements, and any changes or improvements made will therefore be carried out independently of IFRS.

The requirements under IFRS as regards the accounting treatment of partly owned entities are more detailed than under Norwegian principles. This may entail a change in the accounting treatment of some of Orkla's partly owned entities.

GROUP INCOME STATEMENT	First quarter 2004		Second quarter 2004		Third quarter 2004		Fourth quarter 2004		1 January - 31 December 2004		
Amounts in NOK million	Reportet figures	Restated to IFRS	Reportet figures	Restated to IFRS	Reportet figures	Restated to IFRS	Reportet figures	Restated to IFRS	Reportet figures	Restated to IFRS	Pro forma IFRS *
Operating revenues	7 884	7 897	7 854	7 874	7 736	7 752	8 582	8 603	32 056	32 126	55 699
Operating expenses	-7 028	-7 073	-6 866	-6 886	-6 852	-6 810	-7 383	-7 437	-28 129	-28 206	-48 737
Ordinary depreciation and write-downs	-315	-311	-303	-300	-302	-299	-280	-272	-1 200	-1 182	-2 183
Operating profit before intangibles and ORE	541	513	685	688	582	643	919	894	2 727	2 738	4 779
Ordinary depreciation and write-downs intangibles	-93	-1	-93	1	-96	-1	-109	-6	-391	-7	-173
Other revenues and expenses	0	-35	-112	-112	-550	-550	7	7	-655	-690	-710
Operating profit	**448**	**477**	**480**	**577**	**-64**	**92**	**817**	**895**	**1 681**	**2 041**	**3 896**
Profit from associates	46	187	56	173	54	139	3	93	159	592	181
Dividends	88	88	561	414	31	31	18	18	698	551	554
Portfolio gains	310	339	62	83	202	248	53	80	627	750	754
Financial items, net	-110	-106	-8	-6	-32	-26	-28	-19	-178	-157	-762
Ordinary profit before taxes	**782**	**985**	**1 151**	**1 241**	**191**	**484**	**863**	**1 067**	**2 987**	**3 777**	**4 623**
Taxes	-203	-180	-280	-227	-48	-89	-166	-195	-697	-691	-1 023
Ordinary profit after taxes	**579**	**805**	**871**	**1 014**	**143**	**395**	**697**	**872**	**2 290**	**3 086**	**3 600**
Discontinued operations	**12 529**	**12 529**	**0**	**0**	**0**	**0**	**0**	**0**	**12 529**	**12 529**	**12 529**
Profit for the year	**13 108**	**13 334**	**871**	**1 014**	**143**	**395**	**697**	**872**	**14 819**	**15 615**	**16 129**
Minority interests	8	10	17	23	12	14	11	24	48	71	71
Profit before tax, Industry division	381	419	325	434	-28	137	779	872	1 457	1 862	3 112
Profit before tax, Financial Investments division	401	566	826	807	219	347	84	195	1 530	1 915	1 511
Earnings per share	63.5	64.6	4.1	4.8	0.6	1.9	3.3	4.1	71.7	75.5	-
Earnings per share fully diluted	63.5	64.6	4.0	4.8	0.6	1.9	3.3	4.1	71.6	75.4	-
Earnings per share fully diluted**	2.8	4.0	5.0	5.2	3.4	4.1	3.9	4.1	15.4	17.4	20.4

* Including Elkem and Chips (10 months)

** Excluding intangibles, other revenues and expenses and gain on sale of share in Carlsberg Breweries

OPERATING REVENUES	First quarter 2004		Second quarter 2004		Third quarter 2004		Fourth quarter 2004		1 January - 31 December 2004		
Amounts in NOK million	Reportet figures	Restated to IFRS	Reportet figures	Restated to IFRS	Reportet figures	Restated to IFRS	Reportet figures	Restated to IFRS	Reportet figures	Restated to IFRS	Pro forma IFRS *
Orkla Foods	3 112	3 112	3 006	3 006	3 112	3 112	3 481	3 481	12 711	12 711	12 711
Orkla Brands	1 200	1 200	1 162	1 162	1 102	1 102	1 323	1 323	4 787	4 787	6 315
Orkla Media	1 970	1 983	2 041	2 061	1 966	1 982	2 233	2 254	8 210	8 280	8 280
Eliminations	-54	-54	-39	-39	-50	-50	-83	-83	-226	-226	-226
Branded Consumer Goods	**6 228**	**6 241**	**6 170**	**6 190**	**6 130**	**6 146**	**6 954**	**6 975**	**25 482**	**25 552**	**27 080**
Elkem											22 045
Chemicals	**1 578**	**1 578**	**1 599**	**1 599**	**1 543**	**1 543**	**1 497**	**1 497**	**6 217**	**6 217**	6 217
H.O./Unallocated/Eliminations	-22	-22	-21	-21	-14	-14	-17	-17	-74	-74	-74
Industry division	**7 784**	**7 797**	**7 748**	**7 768**	**7 659**	**7 675**	**8 434**	**8 455**	**31 625**	**31 695**	**55 268**
Financial Investments division	**100**	**100**	**106**	**106**	**77**	**77**	**148**	**148**	**431**	**431**	431
Group	**7 884**	**7 897**	**7 854**	**7 874**	**7 736**	**7 752**	**8 582**	**8 603**	**32 056**	**32 126**	**55 699**

* Including Elkem and Chips (10 months)

BEST AVAILABLE COPY

OPERATING PROFIT BEFORE INTANGIBLE	First quarter 2004		Second quarter 2004		Third quarter 2004		Fourth quarter 2004		1 January - 31 December 2004		
Amounts in NOK million	Reportet figures	Restated to IFRS	Reportet figures	Restated to IFRS	Reportet figures	Restated to IFRS	Reportet figures	Restated to IFRS	Reportet figures	Restated to IFRS	Pro forma IFRS *
Orkla Foods	205	200	241	258	320	310	412	396	1 178	1 164	1 164
Orkla Brands	223	222	241	218	217	237	272	274	953	951	1 111
Orkla Media	54	24	118	154	43	49	171	144	386	371	371
Branded Consumer Goods	**482**	**446**	**600**	**630**	**580**	**596**	**855**	**814**	**2 517**	**2 486**	**2 646**
Elkem											1 881
Chemicals	97	97	115	86	45	73	99	100	358	356	356
H.O./Unallocated/Eliminations	-50	-43	-38	-35	-37	-25	-58	-45	-183	-148	-148
Industry division	**529**	**500**	**677**	**681**	**588**	**644**	**896**	**869**	**2 690**	**2 694**	**4 735**
Financial Investments division	12	13	8	7	-6	-1	23	25	37	44	44
Group	**541**	**513**	**685**	**688**	**582**	**643**	**919**	**894**	**2 727**	**2 738**	**4 779**

* Including Elkem and Chips (10 months)

GROUP BALANCE SHEET	First quarter 2004		Second quarter 2004		Third quarter 2004		Fourth quarter 2004			Fourth quarter 2003	
Amounts in NOK million	Reportet figures	Restated to IFRS	Reportet figures	Restated to IFRS	Reportet figures	Restated to IFRS	Reportet figures	Restated to IFRS	Pro forma to IFRS *	Reportet figures	Restated to IFRS
Intangible assets	3 898	3 941	3 850	3 998	3 854	4 102	3 647	4 005	15 693	3 728	3 705
Tangible assets	9 616	9 785	9 441	9 617	9 116	9 296	9 086	9 275	17 110	9 662	9 819
Discontinued operations	0	0	0	0	0	0	0	0	0	4 949	4 949
Financial long-term assets	6 611	8 934	6 599	8 875	6 562	8 925	6 635	9 094	6 921	2 176	4 374
Long-term assets	20 125	22 660	19 890	22 490	19 532	22 323	19 368	22 374	39 724	20 515	22 847
Inventories	3 021	3 026	3 024	3 031	3 035	3 041	2 869	2 875	6 139	2 996	3 001
Receivables	5 181	5 190	5 655	5 666	4 716	4 728	4 449	4 769	9 257	4 770	4 790
Portfolio investments	12 201	10 121	12 334	10 275	12 640	10 628	12 837	13 170	13 236	11 867	9 757
Investments, cash and cash equivalents	7 499	7 557	1 690	1 767	1 240	1 315	2 232	2 308	3 349	1 276	1 312
Short-term assets	27 902	25 894	22 703	20 739	21 631	19 712	22 387	23 122	31 981	20 909	18 860
Total assets	48 027	48 554	42 593	43 229	41 163	42 035	41 755	45 496	71 705	41 424	41 707
Paid-in equity	2 011	2 011	2 011	2 011	2 006	2 006	2 007	2 007	2 007	2 010	2 010
Accumulated profit	24 561	30 627	25 491	25 715	25 403	25 878	24 068	29 194	30 133	11 569	17 413
Minority interests	252	427	234	422	242	436	229	448	448	247	420
Equity	26 824	33 065	27 736	28 148	27 651	28 320	26 304	31 649	32 588	13 826	19 843
Provisions	1 443	1 750	1 421	1 667	1 564	1 853	1 657	2 043	6 378	1 516	1 841
Long-term interest-bearing liabilities	6 824	6 824	6 232	5 532	5 534	5 284	5 372	4 246	20 255	13 038	12 046
Short-term interest-bearing liabilities	633	634	512	1 213	249	499	199	1 326	2 276	1 261	2 254
Other short-term liabilities	12 303	6 281	6 692	6 669	6 165	6 079	8 223	6 232	10 208	11 783	5 723
Equity and liabilities	48 027	48 554	42 593	43 229	41 163	42 035	41 755	45 496	71 705	41 424	41 707
Equity ratio	55,9 %	68,1 %	65,1 %	65,1 %	67,2 %	67,4 %	63,0 %	69,6 %	45,4 %	45,8 %	47,6 %
										Inkl. tilleggsutb.	

* Including Elkem and Chips

:hanges in equity					**Changes in equity at 31 December 2003**	
:quity restated at 31 December 03	19 423	19 423	19 423	19 423	Equity presented at 31 December 2003	13 579
:hanges in equity from the quarterly reports	12 993	13 923	13 830	12 496	Dividend 2003 not liabilities	5 972
ividend 2004 not liabilities				1 960	Elkem as associate, share book equity	508
rofit restated quarterly	224	361	611	773	Excess value forest	99
ividend 2003 approved at general meeting		-5 972	-5 972	-5 972	Options	16
xcess value portfolio				2 320	Short fall of associated company portfolio	-247
nrealised gains hedges				199	Pension fund - estimated divergence	-371
anslation effects etc.	-2	-9	-8	2	Capitalised interests will be reversed	-35
					Reversed discounted deferred tax acquisition	-98
	32 638	27 726	27 884	31 201	Equity restated at 31 December 2003	19 423